
Thompson
Norway House
Chisasibi
Moosonee
Sobeski Lake Property
Winnipeg
Kenora
Timmins
Val-d
Marathon
Thunder Bay
Greater Sudb
Sault Ste. Marie
Toro
Hamil

BaseMap Source: Natural Resources Canada (Atlas of Canada)
http://atlas.gc.ca/site/index.html

DYNAMIC GOLD CORP.

Sobeski Lake Area
Sobeski Lake Property

FIGURE 2 - LOCATION MAP

To Accompany a Report by E. Ostensoe, P. Geo., dated July 07, 2004	0 150 300 450 600 km	TERRACAD GIS SERVICES